CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

	Sept. 24,	Sept. 25,
	2005	2004
		(Restated)
Assets
Current Assets:
Cash and cash equivalents	$ 0.1	$ 70.1
Temporary investments	15.7	21.9
Derivative financial instruments	5.9	82.2
Accounts receivable	428.1	464.5
Inventories	579.4	569.4
Prepaid expenses	24.2	21.5
	1,053.4	1,229.6
Derivative financial instruments	-	32.1
Investments	19.5	22.1
Fixed assets	2,130.8	2,401.6
Other assets	122.8	119.1
Future income taxes	94.9	88.5
Goodwill	3.3	28.9
	$ 3,424.7	$ 3,921.9

Liabilities and Shareholders' Equity
Current Liabilities:
Operating bank loans	$ 187.7	$ 73.9
Accounts payable and accrued charges	502.8	520.7
Current portion of deferred gain on foreign exchange contracts	38.4	117.9
Current portion of long-term debt (note 4)	21.3	9.4
	750.2	721.9
Long-term debt (note 4)	1,494.4	1,608.0
Deferred gain on foreign exchange contracts	-	38.4
Other long-term liabilities and credits	139.5	136.2
Future income taxes	119.3	191.1
Minority interest	5.4	5.3
Redeemable preferred shares	25.7	25.7
Shareholders' equity:
Share capital (note 5)	838.5	839.3
Cumulative exchange translation of foreign subsidiaries	(3.0)	(3.0)
Retained earnings	54.7	359.0
	890.2	1,195.3
	$ 3,424.7	$ 3,921.9

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and years ended September 24, 2005 and September 25, 2004
(unaudited) (in millions of dollars, unless otherwise noted)

		Quarters		Years
	2005	2004	2005	2004
		(Restated)		(Restated)
Sales	$ 834.2	$ 981.3	$ 3,585.0	$ 3,664.8
Freight and sales deductions	97.2	109.7	413.3	422.2
Countervailing and antidumping duties (note 3)	18.4	35.7	89.4	111.4
Cost of sales	683.5	703.7	2,885.6	2,784.1
Selling, general and administrative	38.9	47.6	171.6	178.6
Earnings before unusual items, interest, income taxes,
depreciation and amortization and other non-operating
expenses (EBITDA) (note 11)	(3.8)	84.6	25.1	168.5
Depreciation and amortization	62.6	57.8	243.7	234.7
Unusual items (note 7)	98.1	9.8	254.5	46.6
Operating earnings (loss)	(164.5)	17.0	(473.1)	(112.8)

Interest, foreign exchange and other (note 6)	18.9	(10.5)	11.1	(99.0)
Exchange gain on long-term debt	(73.6)	(90.4)	(124.8)	(93.5)
Earnings (loss) before income taxes and minority interests	(109.8)	117.9	(359.4)	79.7

Income taxes (recovery) (note 9)	25.1	26.9	(55.1)	42.3
Minority interests	-	0.3	-	0.4
Net earnings (loss)	$ (134.9)	$90.7	$ (304.3)	$37.0
Basic earnings (loss) per share (note 5)	$ (1.58)	$1.06	$ (3.55)	$ 0.43
Diluted earnings (loss) per share (note 5)	$ (1.58)	$1.06	$ (3.55)	$ 0.43

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and years ended September 24, 2005 and September 25, 2004
(unaudited) (in millions of dollars)

		Quarters		Years
	2005	2004	2005	2004
Retained earnings, beginning of period	$ 189.6	$ 269.6	$ 360.4	$ 323.0
Adjustment resulting from a change
in accounting policy (note 1)	-	(1.3)	(1.4)	(1.0)
Restated retained earnings, beginning of period	189.6	268.3	359.0	322.0
Net earnings (loss)	(134.9)	90.7	(304.3)	37.0

Retained earnings, end of period	$ 54.7	$ 359.0	$ 54.7	$ 359.0

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and years ended September 24, 2005 and September 25, 2004
(unaudited) (in millions of dollars)

		Quarters		Years
	2005	2004	2005	2004
Cash flows from operating activities:
Net earnings (loss)	$ (134,9)	$ 90,7	$ (304,3)	$ 37,0
Adjustments for:
Depreciation and amortization	62,6	57,8	243,7	234,7
Amortization of deferred financing costs	1,4	1,3	5,4	5,3
Exchange gain on long-term debt	(73,6)	(90,4)	(124,8)	(93,5)
Amortization of deferred gain on foreign exchange contracts	(21,6)	(41,3)	(117,9)	(149,3)
Derivative financial instruments gain	(9,4)	(20,2)	(30,3)	(84,6)
Proceeds (disbursements) on sale of derivative
financial instruments	53,0	(6,8)	138,7	193,7
Loss on consolidation of foreign integrated subsidiaries	2,9	6,1	6,0	2,0
Future income taxes	23,7	25,9	(61,8)	35,4
Unusual items (note 7)	92,9	9,8	223,1	46,6
Other	9,4	1,8	9,6	8,1
	6,4	34,7	(12,6)	235,4
Changes in non-cash working capital:
Temporary investments	2,1	(21,9)	6,2	4,8
Accounts receivable	17,8	2,5	2,6	(25,9)
Inventories	13,0	(8,3)	(28,4)	(59,0)
Prepaid expenses	3,6	3,6	(3,6)	(6,5)
Accounts payable and accrued charges	(19,0)	10,5	(1,4)	58,0
	17,5	(13,6)	(24,6)	(28,6)
	23,9	21,1	(37,2)	206,8
Cash flows from investing activities:
Acquisition of businesses, net of disposals (note 2)	-	(6,7)	-	(99,7)
Additions to fixed assets, net of disposals	(45,6)	(59,3)	(145,0)	(142,7)
Acquisition of investments, net of disposals	(3,9)	(0,4)	(1,8)	(1,1)
Other	(7,0)	(6,9)	(19,1)	(15,7)
	(56,5)	(73,3)	(165,9)	(259,2)
Cash flows from financing activities:
Change in operating bank loans	26,8	25,9	113,8	73,9
Repurchase of common shares, net of expenses	(0,4)	-	(1,9)	(0,4)
Increase in long-term debt	9,6	10,0	33,7	11,8
Repayment of long-term debt	(1,9)	(2,1)	(10,6)	(28,5)
Increase in other long-term liabilities	0,5	4,6	0,6	4,4
Other	-	3,4	(1,3)	4,4
	34,6	41,8	134,3	65,6
Foreign exchange loss on cash and cash equivalents
held in foreign currencies	(1,9)	(1,4)	(1,2)	(0,3)
Net increase (decrease) in cash and cash equivalents	0,1	(11,8)	(70,0)	12,9
Cash and cash equivalents, beginning of period	-	81,9	70,1	57,2
Cash and cash equivalents, end of period	$ 0,1	$ 70,1	$ 0,1	$ 70,1
Supplemental information:
Interest paid	$ 64,5	$ 68,7	$ 131,3	$ 138,7
Income taxes paid	$ 1,7	$ 4,0	$ 8,4	$ 8,7

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended September 24, 2005 and September 25, 2004
(unaudited) (in millions of dollars)

				September 24, 2005
				Chemical
	Forest			& other
	Products	Pulp	Paper	products	Consolidated
Sales:
External	$ 258.0	$ 303.6	$ 230.7	$ 41.9	$ 834.2
Internal	42.8	19.8	-	3.0	65.6
	300.8	323.4	230.7	44.9	899.8

EBITDA	(4.4)	(1.7)	(1.4)	3.7	(3.8)

Depreciation and amortization	18.5	28.4	13.9	1.8	62.6

Unusual items	1.5	3.8	92.8	-	98.1

Operating earnings (loss)	(24.4)	(33.9)	(108.1)	1.9	(164.5)

Net fixed asset additions	24.2	19.1	2.0	0.3	45.6

Goodwill	2.4	-	-	0.9	3.3

September 25, 2004
				Chemical
	Forest			& other
	Products	Pulp	Paper	products	Consolidated
Sales:
External	$ 363.5	$ 327.6	$ 244.1	$ 46.1	$ 981.3
Internal	51.7	22.6	-	3.0	77.3
	415.2	350.2	244.1	49.1	1,058.6

EBITDA	60.1	24.4	(2.6)	2.7	84.6

Depreciation and amortization	12.7	26.6	16.4	2.1	57.8

Unusual items	-	-	9.8	-	9.8

Operating earnings (loss)	47.4	(2.2)	(28.8)	0.6	17.0

Net fixed asset additions	22.7	32.0	3.6	1.0	59.3

Goodwill	6.4	-	21.6	0.9	28.9

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Years ended September 24, 2005 and September 25, 2004
(unaudited) (in millions of dollars)

September 24, 2005
				Chemical
	Forest			& other
	Products	Pulp	Paper	products	Consolidated
Sales:
External	$ 1,158.0	$ 1,290.1	$ 942.8	$ 194.1	$ 3,585.0
Internal	195.5	82.5	-	14.8	292.8
	1,353.5	1,372.6	942.8	208.9	3,877.8

EBITDA	55.0	(24.7)	(13.1)	7.9	25.1

Depreciation and amortization	61.9	114.0	60.5	7.3	243.7

Unusual items	57.1	3.8	193.6	-	254.5

Operating earnings (loss)	(64.0)	(142.5)	(267.2)	0.6	(473.1)

Net fixed asset additions	70.2	62.5	11.1	1.2	145.0

Goodwill	2.4	-	-	0.9	3.3

September 25, 2004
				Chemical
	Forest			& other
	Products	Pulp	Paper	products	Consolidated
Sales:
External	$ 1,209.6	$ 1,334.3	$ 953.5	$ 167.4	$ 3,664.8
Internal	213.2	83.3	-	13.2	309.7
	1,422.8	1,417.6	953.5	180.6	3,974.5

EBITDA	129.7	61.4	(29.8)	7.2	168.5

Depreciation and amortization	51.7	108.3	66.6	8.1	234.7

Unusual items	-	-	9.8	36.8	46.6

Operating earnings (loss)	78.0	(46.9)	(106.2)	(37.7)	(112.8)

Net fixed asset additions	38.8	88.2	13.0	2.7	142.7

Goodwill	6.4	-	21.6	0.9	28.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.         Significant accounting policies Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 25, 2004.

Changes in accounting policies

Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1.4 million, increased net fixed assets by $1.1 million, decreased future income taxes by $0.7 million and increased liabilities by $3.2 million.

Effective October 1st, 2003, the CICA introduced new recommendations under CICA Handbook Section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Previously, the Company, along with others in the Forest Industry, presented sales net of shipping, handling costs and countervailing and anti-dumping duties. As a result of applying this new standard, the Company has removed its reference to gross and net sales.

Effective September 28, 2003, the Company adopted prospectively, without restatement, the new recommendations of CICA Handbook Section 3870 with respect to stock-based compensation plans. These recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees. The Company has recorded an expense for stock-based compensation plans since September 28, 2003 and has provided the required pro forma disclosures for issuances from September 30, 2001 to September 27, 2003 in the note 5 of these financial statements.

Effective September 28, 2003, the Company adopted the new recommendations of CICA Handbook Section 3063 with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The work conducted at September 25, 2004 did not indicate impairment of long-lived assets. The work done at September 24, 2005 did indicate impairment and details are provided in note 8 of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.          Significant accounting policies (cont.)

Changes in accounting policies (cont.)

Effective September 28, 2003, the Company applied the accounting treatment prescribed by Emerging Issues Committee ("EIC") EIC-128 of the CICA Handbook with respect to the accounting for trading, speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a mark to market valuation basis and the deferred gain recognized at the beginning of the fiscal year is being amortized into earnings based on the original maturity dates of the derivative financial instruments. As a result of applying EIC-128 of the CICA Handbook, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at September 28, 2003 and the same amount was also recognized as an asset on the balance sheet.

Business of the Company

The Company operates an integrated forest products business. Prior to the December 2004 quarter, the Company consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to recent organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp byproducts. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

2.          Acquisitions and Business Combinations

2004

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc ("BTLSR") a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of US $3.0 million (Canadian $3.7 million).

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre ("La Sarre Senneterre"), Quebec from Nexfor Inc.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

On August 4, 2004, the Company acquired the remaining 50% interest in Excel Forest Products ("Excel"), a sawmill located in Opasatika, Ontario.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.          Acquisitions and Business Combinations

Details of the acquisitions are as follows:

					2004

		La Sarre
	BTLSR	Senneterre	Chapleau	Excel	Total
Net assets acquired:
Working capital:
Non-cash working capital	$ 2.6	$ 9.4	$ 3.5	-	$ 15.5
	2.6	9.4	3.5	-	15.5

Non-working capital:
Investments	-	1.0	-	-	1.0
Fixed assets	5.9	51.3	21.9	-	79.1
Other assets	-	-	-	2.1	2.1
Goodwill	-	-	-	2.5	2.5
Long-term debt and other liabilities	-	(2.6)	-	-	(2.6)
Future income taxes	-	-	-	(0.7)	(0.7)
Minority Interests	-	-	-	2.8	2.8
	5.9	49.7	21.9	6.7	84.2
	$ 8.5	$ 59.1	$ 25.4	$ 6.7	$ 99.7

Consideration paid in cash	$ 8.5	$ 59.1	$ 25.4	$ 6.7	$ 99.7

3.          Commitments and contingencies

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

3.          Commitments and contingencies (cont.)

Countervailing duty

Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. A charge of $68.3 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18%. On February 17, 2005, the rate was further corrected to 16.37%. A charge of $57.0 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

Antidumping duty

Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $43.1 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59%. On February 17, 2005, the rate was further corrected to 9.1%. A charge of $32.4 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results:

	2005					2004

	Dec 04	Mar 05	Jun 05	Sep 05	Total	Dec 03	Mar 04	Jun 04	Sep 04	Total

Countervailing Duty	$ 14.8	$ 15.3	$ 15.0	$ 11.9	$ 57.0	$ 10.4	$ 13.5	$ 21.6	$ 22.8	$ 68.3

Antidumping Duty	8.4	9.1	8.4	6.5	32.4	6.0	11.5	12.7	12.9	43.1

Decrease to EBITDA	$ 23.2	$ 24.4	$ 23.4	$ 18.4	$ 89.4	$ 16.4	$ 25.0	$ 34.3	$ 35.7	$ 111.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

4.          Long-term debt

		Sept. 24,	Sept. 25,
	Maturity	2005	2004
Tembec Inc. - non-interest bearing unsecured notes	09/2009	$ 23.9	$ 23.9
Tembec Industries - US$350 million 8.625% unsecured senior notes	06/2009	409.9	446.3
Tembec Industries - US$500 million 8.5% unsecured senior notes	02/2011	585.6	637.6
Tembec Industries - US$350 million 7.75% unsecured senior notes	03/2012	409.9	446.3
Tembec SAS	12/2013	11.0	13.4
Tembec Envirofinance SAS	06/2016	12.6	7.7
Proportionate share - Marathon (50%)	03/2006	12.9	15.5
Proportionate share - Temlam (50%)	Various	32.5	7.5
Other	Various	17.4	19.2
		1,515.7	1,617.4
Less current portion		21.3	9.4

		$ 1,494.4	$ 1,608.0

The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. There is no recourse to the shareholders on either of these loan facilities.

5.          Share capital

In October 2004, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,293,046 common shares (2003 - 4,290,896) (approximately 5% of outstanding shares). During the December 2004 quarter, 244,700 shares were repurchased under the plan.

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

		Quarters		Years
	2005	2004	2005	2004
Net earnings (loss)	$ (134.9)	$ 90.7	$ (304.3)	$ 37.0
Weighted average number of common
shares outstanding	85,616,232	85,860,443	85,637,908	85,838,097
Dilutive effects:
Employees stock options	121,207	57,506	62,644	48,460
Weighted average number of diluted common
shares outstanding	85,737,439	85,917,949	85,700,552	85,886,557
Basic earnings (loss) per share	$ (1.58)	$ 1.06	$ (3.55)	$ 0.43
Diluted earnings (loss) per share	$ (1.58)	$ 1.06	$ (3.55)	$ 0.43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.          Share capital (cont.)

The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share.

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. In accordance with Section 3870 of the CICA Handbook, the following pro forma disclosures present the effect on the earnings (loss) per share had the fair value-based method been chosen between September 29, 2001 and September 27, 2003.

		Quarters		Years
	2005	2004	2005	2004
Net earnings (loss):
As reported	$ (134.9)	$ 90.7	$ (304.3)	$ 37.0
Pro-forma	$ (135.0)	$ 90.6	$ (304.5)	$ 36.5
Earnings (loss) per share:
As reported	$ (1.58)	$ 1.06	$ (3.55)	$ 0.43
Pro-forma	$ (1.58)	$ 1.06	$ (3.55)	$ 0.43

During the December 2004 quarter, the Company granted 283,945 stock options at $7.77 (2003 - 257,457 stock options at $7.79). During the March 2005 quarter, the Company granted 360,170 stock options at $7.35 (2004 - 33,305 stock options at $8.85). During the June 2005 quarter, the Company granted 976,500 stock options at $3.46 (2004 - nil). During the September 2005 quarter, the Company granted 80,638 stock options at $3.86 (2004 - 19,148 stock options at $10.68). The year-to-date compensation expense amounts to $1.1 million (2004 - $0.3 million).

The fair value of options granted since the beginning of the fiscal years was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

	2005	2004
Dividend Yield	0.0%	0.0%
Volatility	35.4%	34.6%
Risk-free interest rate	3.8%	4.4%
Expected option lives (in years)	7.5	7.5
Weighted average fair value of options granted	$ 1.85	$ 3.02

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

5.          Share capital (cont.)

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

		2005		2004
		Weighted		Weighted
		average		average exercise
	Shares	exercise price	Shares	price
Balance, beginning of fiscal year	3,352,786	$ 12.13	3,323,876	$ 12.40
Options granted	283,945	7.77	257,457	7.79
Options exercised	-	-	-	-
Options expired	(53,899)	10.26	(22,800)	11.11
Balance, end of December	3,582,832	$ 11.82	3,558,533	$ 12.07
Options granted	360,170	7.35	33,305	8.85
Options exercised	-	-	(31,000)	9.29
Options expired	(514,465)	12.50	(184,700)	11.15
Balance, end of March	3,428,537	$ 11.24	3,376,138	$ 12.12
Options granted	976,500	3.46	-	-
Options exercised	-	-	(7,000)	9.50
Options expired	(18,400)	12.66	(10,000)	9.38
Balance, end of June	4,386,637	$ 9.51	3,359,138	$ 12.13
Options granted	80,638	3.86	19,148	10.68
Options exercised	-	-	(5,000)	9.50
Options expired	(338,022)	14.32	(20,500)	11.02
Balance, end of September	4,129,253	$ 9.00	3,352,786	$ 12.13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6.          Interest, foreign exchange, and other

		Quarters		Years
	2005	2004	2005	2004
Interest on long-term debt	$ 30.6	$ 33.1	$ 124.3	$ 135.1
Interest on short-term debt	2.2	0.6	5.7	2.0
Interest income	(0.8)	(1.2)	(2.5)	(3.9)
Investment loss (income)	2.1	-	(0.7)	(22.7)
Interest capitalized on construction projects	(1.2)	(1.0)	(2.8)	(5.2)
	32.9	31.5	124.0	105.3
Amortization of deferred financing costs	1.4	1.3	5.4	5.3
Amortization of deferred gain on foreign exchange contract	(21.6)	(41.3)	(117.9)	(149.3)
Derivative financial instruments gain	(9.4)	(20.2)	(30.3)	(84.6)
Other foreign exchange items	10.3	10.8	17.1	16.6
Loss on consolidation of foreign integrated subsidiaries	2.9	6.1	6.0	2.0
Bank charges and other financing expenses	2.4	1.3	6.8	5.7
	(14.0)	(42.0)	(112.9)	(204.3)
	$ 18.9	$ (10.5)	$ 11.1	$ (99.0)

7.          Unusual items

2005

During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $15.5 million relating to the reduction of the carrying value of the fixed and other assets of two sawmills that will be permanently closed. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of theses charges was $14.2 million or $0.17 per share.

During the June 2005 quarter, the Company recorded a non-cash charge of $114.7 million relating to the reduction of the carrying value of the fixed and other assets of three sawmills, a papermill and a remanufacturing facility that were permanently or indefinitely closed. Employee severance and other closure costs amounting to $21.4 million were also recorded. The after-tax effect of these charges was $91.7 million or $1.07 per share.

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $39.8 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5.2 million were also recorded. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30.0 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. During the September 2005 quarter, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, a goodwill impairment charge of $1.5 and $21.6 million respectively was recorded. The after-tax effect of these charges was $87.5 million or $1.02 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

7.          Unusual items (cont.)

2004

During the March 2004 quarter, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspésia Papers Limited Partnership. The charge was the result of a decision made by the partners to halt work on the modernization project and seek creditor protection. The charge includes the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspésia Papers Limited Partnership. The after-tax impact was $36.2 million or $0.42 per share.

During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a paper machine removed from service at a newsprint facility. The after-tax impact of this item was $6.6 million or $0.08 per share.

The following table provides the components of the unusual items:

		Quarters		Years
	2005	2004	2005	2004
Fixed assets write-down	$ 23.4	$ 9.8	$ 143.9	$ 9.8
Fixed asset depreciation	37.5	-	37.5	-
Goodwill impairment	23.1	-	25.6	-
Other assets	6.6	-	6.6	-
Write-down of investments	-	-	0.2	36.8
Obsolescence of inventory and other current assets	2.3	-	9.3	-
Severance and other labour-related costs	4.6	-	23.4	-
Idling and other costs	0.6	-	8.0	-
	$ 98.1	$ 9.8	$ 254.5	$ 46.6

The following table provides the reconciliation components of the mill closure provisions:

	September	September
	2005	2004
Opening balance	$ -	$ -
Additions: Severance and other labour-related costs	23.4
Idling and other costs	8.0
Payments: Severance and other labour-related costs	(10.0)
Idling and other costs	(2.6)
Ending Balance	$ 18.8	$ -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

8.          Impairment of long-lived assets

During the September 2005 quarter, the Company recognized an impairment charge of $3.6 million ($2.4 million after-tax) relating to a sawmill located in Eastern Ontario. The amount is included in depreciation and amortization expense. The work conducted during the quarter on long-lived assets did not indicate any other impairment.

9.          Income Taxes

		Quarters		Years
	2005	2004	2005	2004
Earnings (loss) before income taxes and minority interest	$ (109.8)	$ 117.9	$ (359.4)	$ 79.7
Income taxes based on combined federal and
provincial income tax rates of 33.3% (2004 - 34.5%)	(36.6)	40.7	(119.7)	27.5
Increase (decrease) resulting from:
Manufacturing and processing deduction	-	(0.7)	-	(0.9)
Future income taxes adjustment due to rate enactments	-	-	-	6.0
Net losses not recognized	20.7	3.5	32.9	28.9
Change in valuation allowance	32.2	-	32.2	-
Rate differential between jurisdiction	(0.3)	(4.3)	(9.1)	(14.2)
Non taxable portion of exchange gain on long-term debt	(11.8)	(15.6)	(19.5)	(16.1)
Non deductible loss on consolidation of foreign
integrated subsidiaries	2.6	4.5	4.1	3.2
Other permanent differences	18.8	(2.3)	21.0	2.4
Large corporations tax	(0.5)	1.1	3.0	5.5
	61.7	(13.8)	64.6	14.8
Income taxes (recovery)	$ 25.1	$ 26.9	$ (55.1)	$ 42.3
Income taxes:
Current	1.4	1.0	6.7	6.9
Future	23.7	25.9	(61.8)	35.4
Income taxes (recovery)	$ 25.1	$ 26.9	$ (55.1)	$ 42.3

10.        Employee Future Benefits

	Quarters			Years
	2005	2004	2005		2004
Defined benefit pension plan expenses	$10.7	$9.2	$27.7		$34.8
Other employee future benefit plan expenses	$2.7	$1.9	$7.8		$7.4
Defined contribution and other retirement plan expenses	$4.0	$3.7	$14.8		$14.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

11.        EBITDA

EBITDA is defined as earnings before unusual items, interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

		Quarters		Years
	2005	2004	2005	2004
Cash flows from operating activities	$ 23.9	$ 21.1	$ (37.2)	$ 206.8
Interest on long-term debt	30.6	33.1	124.3	135.1
Interest on short-term debt	2.2	0.6	5.7	2.0
Interest income	(0.8)	(1.2)	(2.5)	(3.9)
Investment loss (income)	2.1	-	(0.7)	(22.7)
Interest capitalized on construction projects	(1.2)	(1.0)	(2.8)	(5.2)
Disbursements (proceeds) on sale of derivative
financial instruments	(53.0)	6.8	(138.7)	(193.7)
Other foreign exchange items	10.3	10.8	17.1	16.6
Bank charges and other financing expenses	2.4	1.3	6.8	5.7
Current income taxes	1.4	1.0	6.7	6.9
Minority interests	-	0.3	-	0.4
Unusual items - cash portion	5.2	-	31.4	-
Change in non-cash working capital	(17.5)	13.6	24.6	28.6
Other	(9.4)	(1.8)	(9.6)	(8.1)
EBITDA	$ (3.8)	$ 84.6	$ 25.1	$168.5

In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to unusual items and the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

12.        Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.